LETTER TO SHAREHOLDERS

May 13, 2014

Dear shareholders:

You have an important decision to make. You have an opportunity to receive immediate value in exchange for your shares in Nordion. Sterigenics International LLC, a global leader in sterilization services and a portfolio company of Chicago-based private equity firm GTCR LLC, has made a premium all-cash offer of US$12.25 per share (the “Consideration”) in exchange for each common share of Nordion (the “Arrangement”). This revised offer represents an increase of US$0.50 per common share over the cash consideration of US$11.75 per common share that was initially offered to shareholders. In addition, the premium offers certainty of value, as the Consideration for your common shares is 100% cash.

As outlined in the supplement dated May 8, 2014 (the “Supplement”) to Nordion’s management information circular dated April 22, 2014 (the “Information Circular”), Sterigenics increased its offer for Nordion’s shares following an unsolicited written acquisition proposal at a proposed price of US$12.25 per share from a third party that had previously participated in Nordion’s strategic review process. While the third party proposal contained a comfort letter from financing sources, it did not have fully committed financing and was subject to other conditionality.

The revised offer from Sterigenics is the best alternative resulting from an extensive strategic review and competitive sales process run by Nordion. Upon closing, the Consideration provides shareholders with certainty of value for their investment, and represents:

•	A premium of approximately 29% over the 90-day volume weighted average price of US$9.47 per Common Share on the NYSE as at March 27, 2014; and

•
A premium of approximately 92% to the closing price of US$6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process.

In addition to Nordion’s Board of Directors’ unanimous support for the deal, leading independent global proxy advisory services firm, Institutional Shareholder Services, has issued a written opinion concluding that this transaction is in the best interests of all shareholders and recommending that their clients vote FOR the Sterigenics transaction.

Your vote is important regardless of the number of common shares you hold.  Whether or not you are able to attend Nordion’s 2014 annual and special meeting in person on May 27, 2014, we urge you to complete, sign, date and return the form of proxy or voting information form so that your common shares can be voted at the meeting or any adjournment(s) or postponement(s) thereof in accordance with your instructions. For your convenience, a duplicate of the form of proxy that was previously provided to you together with the Information Circular and the Supplement is again enclosed herewith in case a proxy is lost or spoiled.   If you have already submitted your proxy and you do not wish to change your votes on the matters set forth therein, no further action is required on your part and your votes will be counted at the Meeting in accordance with the proxy you have already submitted. If you have already submitted your proxy and you wish to change how your proxy was voted, you must comply with the proxy revocation procedures set forth in the proxy, the Information Circular and the Supplement. Your votes must be received by Nordion’s transfer agent, CST Trust Company, no later than 5:00p.m. (Eastern Time) on May 23, 2014 (or two business days, excluding Saturdays, Sundays and holidays,  prior to any adjourned or postponed Meeting).

The Information Circular and the Supplement contain detailed descriptions of the Arrangement, together with information related to the Arrangement, and certain annual meeting matters to assist you in considering how to vote on the resolutions to be adopted at the annual and special meeting of shareholders. The Information Circular and the Supplement are available at www.sedar.com, www.sec.gov/Edgar, or at www.nordion.com.

On behalf of Nordion, I would like to thank you for your ongoing support as we prepare to take part in this very important milestone event for Nordion. I am pleased with the value that we have been able to unlock for shareholders, and urge you to vote your proxy FOR the Arrangement Resolution. I hope to see you at our Annual and Special Meeting on May 27, 2014 at 2:00 p.m. (Eastern Time).

Yours very truly,

/* signed */

 Steve West

Chief Executive Officer and Director

Nordion Inc.

If you have any questions or require any assistance in completing your proxy, please contact Nordion’s proxy solicitation agents:
• Canadian Shareholders: CST Phoenix Advisors at 1-800-332-4904 (toll free in North America) or 201-806-2222 (international direct dial) or by email at Inquiries@phoenixadvisorscst.com

• U.S. Shareholders: Innisfree M&A Incorporated, at 1-888-750-5834 (toll free in North America) or collect at 1-212-750-5833.